August 1, 2019

Fay Sien Goon
Chief Accounting Officer
ServiceNow, Inc.
2225 Lawson Lane
Santa Clara, CA 95054

       Re: ServiceNow, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 27, 2019
           File No. 001-35580

Dear Ms. Goon:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Note 2. Summary of Significant Accounting Policies
Revenue from Contracts with Customers, page 75

1. You disclose that you defer indirect costs that are not tied to a specific customer contract.
      Please explain the nature and amount of these costs for each period presented and your basis for capitalizing them. Refer to ASC 340-40-25.
Note 17. Income Taxes, page 95

2. Please describe the nature of the foreign tax restructuring in 2018 that gave rise to the
      $590 million in deferred tax assets and revise your disclosures to describe the restructuring. Also, confirm whether these are the same deferred tax assets of your Irish subsidiary referred to in the March 31, 2019 Form 10-Q that would give rise to an income tax benefit in excess of $500 million if the valuation allowance were released. If they are the same, revise your disclosures to clarify.
 Fay Sien Goon
ServiceNow, Inc.
August 1, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Christine Dietz,
Assistant Chief Accountant at (202) 551-3408 with any questions.



                                                          Sincerely,

FirstName LastNameFay Sien Goon                           Division of
Corporation Finance
                                                          Office of Information
Technologies
Comapany NameServiceNow, Inc.
                                                          and Services
August 1, 2019 Page 2
cc:       Russell Elmer
FirstName LastName